


08026955

Securities and Exchange Commission

RECEIVED

FEB 26 2008

Office of Compliance Inspection
and Examinations

SE(MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SHELBOURNE SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREAT ROAD, SUITE 304
_____
(No. and Street)

ACTON, MA 01720
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  MICHAEL SAUNDERS   (978) 392-6804
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON+CORRADO INTERGRATED FINANCIAL SOLUTIONS
_____
(Name – if individual, state last, first, middle name)

48 SOUTH FRANKLIN TURNPIKE, SUITE 101, RAMSEY NJ 07446-2558
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section

FEB   P /:   ...

Washington. DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>MICHAEL SAUNDERS</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>SHELBOURNE SECURITIES, LLC</u>, as of <u>DECEMBER 31</u>, 20 <u>07</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael C. Saunders
- Signature

Principal
Title

Cheryl K. Serpe
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHELBOURNE SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

SHELBOURNE SECURITIES LLC

TABLE OF CONTENTS



BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member's
Shelbourne Securities LLC

We have audited the accompanying statement of financial condition of Shelbourne Securities LLC as of December 31, 2007 and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Shelbourne Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

New York, New York
February 20, 2008

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

SHELBOURNE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2007
ASSETS	
Cash and cash equivalents	$ 587,503
Commissions receivable	45,935
Other assets	21,268
Total assets	$ 654,706
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 7,900
Due to related party	3,700
Total liabilities	11,600
Member's equity	643,106
Total Liabilities and Member's equity	$ 654,706

SHELBOURNE SECURITIES LLC

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2007
Revenue	
Private placement fees	$ 1,095,222
Interest income	8,877
Commission income	347,266
Miscellaneous income	35,000
Total revenue	1,486,365
Expenses	
Private placement transaction fees	985,699
Outside services	88,000
Rent	18,800
Professional fees	74,057
Marketing	21,620
Regulatory fees	11,843
Miscellaneous	6,492
Total expenses	1,206,511
Net income	$ 279,854

SHELBOURNE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2007
Balance - January 1, 2007	$ 363,252
Net income	279,854
Balance - December 31, 2007	$ 643,106

SHELBOURNE SECURITIES LLC

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31,
		2007
Cash flows from operations		
Net income	$	279,854
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities		
Increase in commission receivable		(36,303)
Increase in other assets		(10,865)
Decrease in accounts payable and accrued expenses		(376,178)
Net cash used in operating activities		(143,492)
Cash flows from investing activities		
Due to related party		2,000
Net cash provided by investing activities		2,000
Decrease in cash and cash equivalents		(141,492)
Cash and cash equivalents - beginning of year		728,995
Cash and cash equivalents - end of year	$	587,503

SHELBOURNE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Organization and Business Activity

Shelbourne Securities LLC (the "Company"), was organized in June 2004 pursuant to the laws of the State of Delaware and is a wholly owned subsidiary of Shelbourne Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a member of FINRA on March 1, 2005.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be a cash equivalent.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The financial statements do not include a provision for income taxes because the partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the parent company's income tax returns.

Note 3 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2007, the Company's net capital ratio was 0.02:1.0, and its net capital was $607,256 as compared with minimum required net capital of $5,000.

Note 4 – Agreements with Related Parties

The Company entered into a commercial sub-lease agreement with Roundstone Advisors, LLC, a related party, commencing on January 1, 2007 and terminating on January 1, 2008. This will automatically renew each year for a one year period unless either party delivers notice to the other party of its intent not to renew the lease within 30 days of a renewal period. The Company shall pay monthly rent in the amount of $1,000.

Rent expense for the year ended December 31, 2007 amounted to $18,800.

SHELBOURNE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 4 – Agreements with Related Parties (continued)

The Company has a loan payable from a related party totaling $3,700 as of December 31, 2007. There are no re-payment terms associated with this loan.

Note 5 – Private Placement Agreement

During January 2006, the Company entered into an agreement with a duly licensed registered representative with Financial Industry Regulatory Authority as a registered representative of the Company, to develop private placement transactions on behalf of the Company. The Company pays the individual the following fees; ninety percent (90%) of the first $1,500,000 gross fees and/or commissions received by the Company in a calendar year in connection with this agreement. And ninety-five percent (95%) of all gross fees and/or commissions received by the Company in excess of $1,500,000 in any calendar year. For the year ended December 31, 2007, the Company paid the individual approximately $986,000.

Note 6 – Concentration of Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Private placement fees received during the year ended December 31, 2007 comprised approximately 74% of the Company's total revenue.

Private placement transaction fees paid out during the year ended December 31, 2007 comprised of 82% of the Company's total expenses.

*****

SHELBOURNE SECURITIES LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

	DECEMBER 31, 2007
Total member's equity	$ 643,106
Deductions and/or charges Non-allowable assets	(35,083)
Net capital before haircuts on securities positions	608,023
Haircuts on securities	(767)
Net capital	607,256
Less: Minimum capital requirements	5,000
Excess net capital	$ 602,256

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 7,900
Due to related party	3,700
Aggregate indebtedness	$ 11,600
Ratio of aggregate indebtedness to net capital	0.02:1.0

SHELBOURNE SECURITIES LLC

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007**

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SHELBOURNE SECURITIES LLC

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2007
Net capital - per FOCUS Report	$ 598,956
Reclass of misposting of related party payable	8,300
Net capital - per audit report	$ 607,256



BERSON+CORRADO

Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Shelbourne Securities LLC

In planning and performing our audit of the financial statements of Shelbourne Securities LLC (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 20, 2008

END